

Breaking the Sound Barrier: Greater Access to Critical Technology for GI Care

EndoSound

OVERVIEW   POSTS   WHAT INVESTORS SAY   ASK A QUESTION

Highlights

VC-Backed
Raised $250K or more from a venture firm

Repeat Founder
Started a prior company with $2M+ in funding or revenue

Investment Memo
An investor has written an Investment Memo

1. FDA Breakthrough Device and FDA cleared. 600+ procedures performed with a 95%+ clinical acceptance

2. Co-Founder & CTO, sold last company MicroConnex, to Carlisle Interconnect Technologies

3	Major GI Company paid $5M for licensing agreement
4	Raised $12M+ to date from GeoMedTech, AGA GI Fund, strategic partners, and founders
5	Significant IP with 10 awarded patents and 10 patent pending
6	Hybrid go-to-market model: $50K system sale + $650 recurring revenue
7	GI Innovation of the Year 2022 - American Society for Gastrointestinal Endoscopy (ASGE)
8	Expanding into a $20.1B global market across gastrointestinal diagnostics and echo-endoscopy

Featured Investors



Kingscrowd Capital
Invested $10,000 ⓘ

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"Investing in EndoSound is a bet on accessibility, affordability and market expansion, not medical breakthroughs. While risks remain, the upside case is compelling. By opening a cheaper, more accessible category in a multi-billion-dollar market, EndoSound could become the go-to EUS provider for ASCs and smaller hospitals nationwide. Strong clinical endorsements, early revenue traction, and a clear go-to-market strategy create a credible path to scale. For investors seeking a lower-risk medtech entry point with asymmetric upside potential, EndoSound offers a differentiated play on cost-driven healthcare adoption."

View Investment Memo



Chris Oubre in
Invested $10,000 ⓘ

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Chris brings over 28 years of leadership experience in healthcare management, operations, and

information services. His career has been defined by a commitment to building high-performing teams that drive scalable, efficient healthcare platforms. As Co-Founder, President, and COO of MetaPhy Health, Chris has helped shape the company's strategic vision and operational execution. Prior to founding MetaPhy, he served as the first Chief Information Officer at Covenant Surgical Partners, later transitioning into the role of Chief Operating Officer. In addition to his executive roles, Chris is an active investor and operating partner in several early-stage healthcare ventures. His investment in EndoSound stems from a deep belief in the transformative potential of its technology in the GI space

"I've been fortunate to work with and invest in a number of early-stage healthcare companies, and I've seen what both success and failure look like. I invested in EndoSound because of the measurable impact it's already had in GI. The team is well-positioned to advance this technology, and as someone who understands the operational needs of surgery centers, I know how critical it is to expand service lines and improve efficiency. Moving EUS into the ASC setting achieves both."

 **Morris Sandler** in

Invested $605,000 ⓘ

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Mr. Sandler is a successful entrepreneur, strategist, Board Member, capital raiser and executive leader. He has four decades of experience in financial services and venture capital. Mr. Sandler is a builder of more than 50 early-stage companies and helped finance over $275 million in equity.

"An investment into EndoSound was an easy decision for me. My initial investment was modest and was to support a dear friend I have known for over 40 years, the Co-Founder of EndoSound, Dr. Steve Steinberg. I've had the pleasure of seeing Steve's dream of democratizing EUS go from the back of a napkin, to FDA cleared and commercially available. For decades, I've seen first-hand what successful teams and companies look like. EndoSound has continued to demonstrate success, hit major milestones and I continue to invest at every opportunity because of the credibility they have earned along the way and the incredible impact they are making on the GI community."

 **Bora Gumustop, MD**

Invested $100,000 ⓘ

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Dr. Bora Gumustop is a practicing Interventional Gastroenterologist. He is the co-inventor and co-founder of the Beacon Endoscopic Ultrasound needle that was acquired by Medtronic, then Covidien, in 2013.

"As the co-inventor of the Beacon Endoscopic needle, I know the hard work that is required for an early-stage company to get a product from bench to bedside. The EndoSound mission resonated with me immediately and that is why I was so excited about investing. I'm excited to see how they continue to disrupt the market and gain market share."

 **Matthew McDonald, DO**

Invested $25,000 ⓘ

Dr. McDonald is a Bariatric Surgeon who practices in Albany, New York.

"For smaller hospitals and ASC's, traditional EUS equipment is expensive and the cost to acquire is prohibitive. The EVS is a fraction of the cost of traditional systems and is creating greater access to this critical procedure. The best part about this is how both patients and providers will benefit from this while the overall cost of healthcare is reduced"

Team

 **Scott Aldrich Jr** Chief Executive Officer

Scott is a seasoned medtech leader with 20+ years in GI devices. He led strategy and commercialization at MotusGI, Mauna Kea, and Pentax Medical, scaling innovative products from concept to market.

 **Stephen Steinberg** Founder & Chief Medical Officer

Dr. Steinberg is a GI pioneer with 40+ years of experience, thousands of EUS procedures, and 30 years in academic medicine. A KOL and the co-inventor, he's helped shape the future of gastrointestinal diagnostics.

 **Scott Corbett** Founder & Chief Technology Officer

A veteran biomedical engineer with 30+ years in ultrasound, 19 patents, and 3 medtech startups. Co-inventor and former engineering lead at GE, Tyco Healthcare, and Sonivate.

 **Josh Cohn** Chief Commercial Officer

18-years medtech sales leader and former National Sales Director at PENTAX Medical. A proven EUS strategist with deep industry ties, he's led disruptive launches and now drives EndoSound's commercial growth.

Elizabeth Ettling

Access to this Critical Technology

Company Overview


EndoSound, Inc. is a medical technology company focused on expanding access to endoscopic ultrasound (EUS), a diagnostic modality used in gastrointestinal care.
FDA
Winner
2022 AGA Shark Tank
aga
ASGE
Innovation of the Year
2022

EndoSound(R), Inc. is a medical technology company focused on expanding access to endoscopic ultrasound (EUS), a diagnostic modality used in gastrointestinal care. The company has developed a system designed to enable ultrasound capability using standard gastroscopes commonly found in endoscopy settings.

Endoscopic ultrasound is widely used in hospital environments but is less commonly available in ambulatory surgical centers and community-based hospital settings due to cost, infrastructure, and training requirements. EndoSound's approach is intended to address certain elements of these constraints; however, adoption, utilization, and clinical outcomes may vary

constraints; however, adoption, utilization, and clinical outcomes may vary across care settings.

The company's first-generation system has received FDA clearance. Regulatory clearance does not ensure clinical adoption, commercial success, or improved patient outcomes.

The current offering is intended to support continued product development, manufacturing readiness, and commercialization of the company's next-generation endoscopic ultrasound system.

Selected Investment Considerations

- The company has developed an FDA-cleared first-generation system designed to enable ultrasound functionality using standard gastroscopes
- The product is intended to integrate into existing endoscopy workflows without requiring dedicated echoendoscopes
- The company is pursuing a model that includes both system sales and recurring procedure-based revenue
- Early clinical use has provided operational feedback that informs ongoing product development
- Market adoption is subject to a range of factors, including physician acceptance, training requirements, reimbursement dynamics, and institutional purchasing decisions



The following points summarize certain factors that may be relevant when evaluating the Company. These considerations are not exhaustive and should be reviewed in conjunction with the full offering materials.

be reviewed in conjunction with the full offering materials.

- The company has developed an FDA-cleared first-generation system designed to enable ultrasound functionality using standard gastroscopes

- The product is intended to integrate into existing endoscopy workflows without requiring dedicated echoendoscopes

- The company is pursuing a model that includes both system sales and recurring procedure-based revenue

- Early clinical use has provided operational feedback that informs ongoing product development

- Market adoption is subject to a range of factors, including physician acceptance, training requirements, reimbursement dynamics, and institutional purchasing decisions

Industry Context and Problem

Endoscopic ultrasound is a diagnostic procedure that combines standard endoscopy with ultrasound imaging, allowing physicians to evaluate the gastrointestinal tract and surrounding structures in greater detail than with standard endoscopy alone. It is used in the evaluation of certain GI cancers, lesions, and other conditions where additional imaging is needed to inform next steps.

Access to EUS is largely concentrated in larger hospitals and academic medical centers. Traditional EUS systems typically require dedicated echoendoscopes, significant upfront capital investment, and physicians who have completed specialized training beyond standard endoscopy. Community hospitals and ambulatory surgery centers, where a substantial share of routine endoscopy takes place, often lack one or more of these requirements.

When a patient's initial endoscopy occurs at one of these settings and ultrasound imaging is needed to evaluate a finding, that patient is generally referred to a separate facility. The referring site cannot complete the evaluation on its own. Depending on the provider and region, these referrals evaluation on its own. Depending on the provider and region, these referrals may result in scheduling delays, additional patient appointments, and a break in continuity of care.



Product Approach

EndoSound has developed an FDA-cleared system intended to address this access gap at the point where endoscopy is already being performed.

The system is designed to add ultrasound capability to standard gastroscopes that many facilities already own, rather than requiring the purchase of a traditional dedicated EUS system, which can cost approximately $450,000 or more.

EndoSound has developed an FDA-cleared system intended to address this access gap at the point where endoscopy is already being performed. The system is designed to add ultrasound capability to standard gastroscopes that many facilities already own, rather than requiring the purchase of a traditional dedicated EUS system, which can cost approximately $450,000 or more. EndoSound's system is priced at approximately $50,000.

The system is intended to integrate into existing endoscopy workflows without requiring new infrastructure or significant changes to room staffing and setup. EndoSound continues to refine its product based on direct feedback from physicians using the system in clinical practice. Actual integration, utilization, and physician adoption may differ across institutions, and there can be no assurance that future iterations will achieve intended performance or market acceptance.

Development Status and Trajectory

The company reports that its first-generation system has progressed through product development, regulatory clearance, and use in clinical settings.

According to company-reported internal tracking, the system has been used in hundreds of procedures across 17 active clinical sites as part of routine endoscopy workflows. These figures have not been independently verified.

Feedback from early clinical use has informed the design of a next-generation system. The transition from initial clinical use to broader commercialization is subject to additional development, manufacturing, and market factors, all of which involve uncertainty.

Market Opportunity



Market

Based on this landscape, EndoSound estimates its market opportunity as follows:

Total Addressable Market (TAM): **approximately $19 billion**

$19B

Serviceable Addressable Market (SAM): **approximately $7.2 billion**

$7.2B

Initial Serviceable Obtainable Market (SOM): **approximately $1.8 billion**

$1.8B

EndoSound has estimated its addressable market based on published upper endoscopy procedure volumes, site-of-care distribution, and internal assumptions regarding adoption and per-procedure pricing of approximately $650.

Approximately 8 million upper endoscopy procedures are performed each year in the United States. According to the company, an estimated 80% of hospitals and 97% of ambulatory surgery centers do not currently offer EUS, primarily due to the capital requirements and infrastructure associated with traditional systems.

Based on this landscape, EndoSound estimates its market opportunity as follows:

- Total Addressable Market (TAM): approximately $19 billion

- Serviceable Addressable Market (SAM): approximately $7.2 billion

- Initial Serviceable Obtainable Market (SOM): approximately $1.8 billion

These estimates are derived from internal modeling using procedure volume data and pricing assumptions. They are intended to illustrate the scope of the opportunity as the company sees it and should not be interpreted as projections of future financial performance. Actual market opportunity may differ materially based on adoption rates, pricing, competition, and other factors outside the company's control.

Clinical and Economic Considerations

The company believes that expanding access to ultrasound-enhanced endoscopy may have clinical and economic implications at the point of care. EndoSound's system is designed to enable Echo-EGD, defined as a standard upper GI endoscopy enhanced with ultrasound imaging, in settings where traditional EUS systems are not deployed.

The company references published data and internal estimates suggesting the following potential outcomes:

- Echo-EGD may identify pancreatic disease in approximately 40% of patients presenting with dyspepsia

- It may change clinical management in approximately 25% of cases compared to standard upper GI endoscopy alone

- Use as a first-line diagnostic tool has the potential to shorten the diagnostic timeline from approximately 10 weeks to approximately 2 weeks

- Estimated savings of approximately $4,600 in insurance costs per episode of care

- Estimated savings of over $1,100 in patient out-of-pocket expenses per episode of care

Outcomes may vary depending on patient population, provider expertise, and clinical setting. No assurance can be given that EndoSound's system will achieve similar results across all institutions or use cases, and these figures should not be interpreted as guarantees of clinical or financial performance.

Business Model



~ $50,000

Facilities purchase the EndoSound system for approximately $50,000, compared to traditional EUS systems that often cost $450,000 or more and require dedicated scopes

Business Model

$650/procedure

After installation, the company charges approximately $650 per procedure each time the system is used in clinical practice



95%

The company reports gross margins of approximately 95% on per-procedure revenue

EndoSound intends to generate revenue through two channels: an upfront system sale and recurring per-procedure usage fees.

- Facilities purchase the EndoSound system for approximately $50,000, compared to traditional EUS systems that often cost $450,000 or more and require dedicated scopes

- After installation, the company charges approximately $650 per procedure each time the system is used in clinical practice

- The company reports gross margins of approximately 95% on per-procedure revenue

This structure is intended to generate recurring revenue that grows alongside procedure volume at each installed site, without requiring additional capital equipment purchases. These figures reflect current pricing targets and internal estimates. Actual revenue, margins, and pricing may vary based on market conditions, customer agreements, and reimbursement dynamics.

Commercial Traction

The company reports the following operational milestones, based on internal tracking that has not been independently verified:

- Hundreds of procedures completed using the first-generation system across 17 active clinical sites

- Roughly 50 facilities have expressed preliminary interest or are in various stages of engagement regarding the next product iteration

- $3.5M raised in the company's initial round, including $1.4M through

Wefunder

- $5M non-dilutive licensing and royalty agreement executed with a strategic partner for commercialization rights in China
- EndoSound received ASGE and AGA Innovation of the Year recognition in 2022

Expressions of interest from facilities do not constitute binding purchase commitments. Commercial adoption remains subject to individual purchasing decisions, clinical validation requirements, and operational considerations at each institution. Industry recognition does not imply endorsement of the company's securities or investment opportunity.

Use of Proceeds


Use of Proceeds
Commercial expansion and sales efforts
Manufacturing and supply chain development
General corporate and administrative expenses
Continued product development and engineering

The company intends to use proceeds from this offering for purposes that may include:

- Commercial expansion and sales efforts

- Commercial expansion and sales efforts
- Manufacturing and supply chain development
- Continued product development and engineering
- General corporate and administrative expenses

Actual allocation of funds may vary based on operational priorities, market conditions, and other factors.

Management



The Team
EndoSound
Scott Aldrich Jr.
Chief Executive Officer
Stephen Steinberg, MD
Founder and Chief Medical Officer
Scott Corbett
Founder and Chief Technology Officer
Paul Henwood
Chief Operating Officer
Josh Cohn
Chief Commercial Officer

EndoSound's leadership team includes individuals with backgrounds spanning clinical EUS practice, ultrasound engineering, and medical device commercialization. Prior experience does not guarantee future performance or the success of the company.

or the success of the company.

- **Scott Aldrich Jr., Chief Executive Officer** - Medical device executive with 20+ years in gastrointestinal devices. Previously held strategy and commercialization roles at MotusGI, Mauna Kea, and Pentax Medical.

- **Stephen Steinberg, MD, Founder and Chief Medical Officer** - GI physician with 40+ years of clinical and academic experience. Has performed thousands of EUS procedures, served as a key opinion leader in the field, and co-invented EndoSound's core technology.

- **Scott Corbett, Founder and Chief Technology Officer** - Biomedical engineer with 30+ years in ultrasound. Holds 19 patents, co-invented EndoSound's technology, and previously held engineering leadership roles at GE, Tyco Healthcare, and Sonivate.

- **Paul Henwood, Chief Operating Officer** - Operations executive with experience scaling early- and mid-stage technology companies. Began his career as an ultrasound transducer engineer and later served in senior leadership roles including CEO and President. Helped lead MicroConnex through operational growth and a successful exit.

- **Josh Cohn, Chief Commercial Officer** - Medtech commercial leader with 18 years of sales experience. Former National Sales Director at Pentax Medical, focused on EUS commercialization across hospitals and ambulatory surgery centers.

Important Offering Information

This communication is provided for informational purposes only and is not intended for public distribution.

This offering is intended to be conducted pursuant to Rule 506(b) of Regulation D under the Securities Act of 1933. Securities may be offered only to persons with whom the Company or its placement agents have a pre-existing substantive relationship, and who meet applicable suitability standards.

No general solicitation or general advertising is being conducted in connection with this offering.

Any investment decision should be made only after careful review of the Company's definitive offering documents, including all risk factors and disclosures.

Risk Considerations



1. Early-stage company risk and limited operating history
2. Uncertainty of product adoption and market acceptance
3. Regulatory and compliance risks
4. Dependence on key personnel
5. Competition from existing and emerging technologies
6. Reimbursement variability across healthcare systems
7. Potential need for additional capital
8. Illiquidity of the investment

An investment in EndoSound involves a high degree of risk. These risks include, but are not limited to:

- Early-stage company risk and limited operating history
- Uncertainty of product adoption and market acceptance
- Regulatory and compliance risks
- Dependence on key personnel
- Competition from existing and emerging technologies
- Reimbursement variability across healthcare systems

- Potential need for additional capital

- Illiquidity of the investment

Investors should be prepared to lose their entire investment.

Forward-Looking Statements

This communication contains forward-looking statements, including statements regarding product development, market opportunity, and business strategy. These statements are based on current expectations and assumptions that involve risks and uncertainties.

Actual results may differ materially from those expressed or implied in forward-looking statements. No assurance can be given that the Company will achieve its objectives or that any investment will result in a financial return.